Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd to Increase Presence in Aquatic Products Market

SHANGHAI, April 7, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company’s controlled affiliate, Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Shanghai Fanlunke”), has entered into an agricultural trade management services agreement (the “Agreement”) with Shenzhen Gongsheng Grain, Oil and Food Import and Export Group Co., Ltd. (“Gongsheng”), a company primarily engaged in the wholesale of aquatic products including freshwater fishes and seafood. The Agreement represents an important initiative of the Company’s supply chain business strategy to increase its presence and explore growth opportunities in the aquatic products market.

China is the largest producer of aquatic products in the world, accounting for around 35% of the global fish and seafood production volume in 2020, according to Statista. It is also a major consumer of aquatic products. The total revenue from the fish and seafood products markets in China is estimated to reach US$88 billion in 2023 and is estimated to surpass US$120 billion in 2027.

The Agreement was executed as a part of Nisun’s supply chain trading operations. Under the Agreement, Shanghai Fanlunke will purchase aquatic products from designated suppliers based on orders from Gongsheng, with full payment for the products, while Gongsheng provides a 20% deposit with Shanghai Fanlunke. The products will be delivered to Shanghai Fanlunke’s designated warehouse, and upon order completion and payment, the Company will arrange for the products to be delivered to specified locations or customers. The cooperation between Shanghai Fanlunke and Gongsheng is expected to reach RMB 300 million (approximately US$43.5 million)

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented, “We are delighted to partner with Gongsheng and harness the vast potential for growth in the aquatic products market. We believe that our partnership will help us expand our business territory to include aquatic foods and facilitate the strategic advancement of our supply chain operations. In the future, we will take further initiatives to increase our presence in the aquaculture sector, enhance the reach of our supply chain services, and create value for our shareholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com